MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2017

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2017 Second Quarter Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the three and six months ended June 30, 2017 and the audited consolidated financial statements for the year ended December 31, 2016, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of August 2, 2017 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is a mining company focused on silver production in México and is aggressively pursuing the development of its existing mineral property assets and acquiring new assets. During the quarter ended June 30, 2017, the Company owned and operated six producing silver mines: the Santa Elena Silver/Gold Mine, La Encantada Silver Mine, La Parrilla Silver Mine, Del Toro Silver Mine, San Martin Silver Mine and the La Guitarra Silver Mine.

First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR”, on the Mexican Stock Exchange under the symbol “AG” and on the Frankfurt Stock Exchange under the symbol “FMV”.

SANTA ELENA SILVER/GOLD MINE
LA ENCANTADA SILVER MINE
PLOMOSAS SILVER PROJECT
LA JOYA SILVER PROJECT
LA PARRILLA SILVER MINE
DEL TORO SILVER MINE
SAN MARTIN SILVER MINE
LA LUZ SILVER PROJECT
LA GUITARRA SILVER MINE

First Majestic Silver Corp. 2017 Second Quarter Report	Page 3

2017 SECOND QUARTER HIGHLIGHTS

Key Performance Metrics	2017-Q2	2017-Q1	Change Q2 vs Q1	2016-Q2	Change Q2 vs Q2	2017-YTD	2016-YTD	Change
Operational
Ore Processed / Tonnes Milled	691,833	822,336	(16%)	798,182	(13%)	1,514,170	1,587,774	(5%)
Silver Ounces Produced	2,287,188	2,708,978	(16%)	2,844,930	(20%)	4,996,166	5,919,103	(16%)
Silver Equivalent Ounces Produced	3,888,944	4,267,350	(9%)	4,681,608	(17%)	8,156,294	9,764,704	(16%)
Cash Costs per Ounce (1)	$7.41	$6.68	11%	$6.41	16%	$7.02	$5.68	24%
All-in Sustaining Cost per Ounce (1)	$14.58	$12.21	19%	$10.97	33%	$13.30	$9.93	34%
Total Production Cost per Tonne (1)	$51.53	$44.72	15%	$44.97	15%	$47.83	$43.85	9%
Average Realized Silver Price per Ounce (1)	$17.17	$17.55	(2%)	$17.01	1%	$17.37	$15.99	9%
Financial (in $millions)
Revenues	$60.1	$69.1	(13%)	$66.1	(9%)	$129.2	$132.6	(3%)
Mine Operating Earnings (2)	$1.4	$10.0	(86%)	$9.9	(86%)	$11.4	$19.3	(41%)
(Loss) Earnings before Income Taxes	($6.7)	$2.6	(358%)	$9.2	(173%)	($4.1)	$0.0	(139%)
Net Earnings (Loss)	$1.4	$2.7	(48%)	$6.1	(77%)	$4.1	($1.3)	411%
Operating Cash Flows before Working Capital and Taxes (2)	$18.0	$26.6	(32%)	$23.5	(23%)	$44.6	$48.5	(8%)
Cash and Cash Equivalents	$126.9	$127.6	(1%)	$108.2	17%	$126.9	$108.2	17%
Working Capital (1)	$130.9	$136.8	(4%)	$119.1	10%	$130.9	$119.1	10%
Shareholders
Earnings (Loss) per Share ("EPS") - Basic	$0.01	$0.02	(48%)	$0.04	(78%)	$0.03	($0.01)	397%
Adjusted EPS (1)	($0.02)	$0.02	(198%)	$0.03	174%	$0.00	$0.06	(99%)
Cash Flow per Share (1)	$0.11	$0.16	(33%)	$0.15	(26%)	$0.27	$0.31	(12%)

(1)
The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 34 to 38 for a reconciliation of non-GAAP to GAAP measures.

(2)
The Company reports additional GAAP measures which include mine operating earnings and operating cash flows before working capital and taxes. These additional financial measures are intended to provide additional information and do not have a standardized meaning prescribed by IFRS. See “Additional GAAP Measures” on page 38.

Second Quarter Production Summary	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Ore Processed / Tonnes Milled	232,451	148,039	132,880	81,843	67,073	29,547	691,833
Silver Ounces Produced	557,914	374,901	425,060	365,323	425,645	138,345	2,287,188
Silver Equivalent Ounces Produced	1,399,940	375,563	593,852	712,714	577,598	229,276	3,888,944
Cash Costs per Ounce	$2.86	$13.59	$11.15	$3.99	$5.43	$12.65	$7.41
All-in Sustaining Cost per Ounce	$6.64	$17.95	$17.12	$7.93	$7.53	$19.51	$14.58
Total Production Cost per Tonne	$54.44	$33.65	$44.54	$57.16	$69.37	$93.49	$51.53

Operational

•
In the second quarter, the Company produced 2,287,188 ounces of silver and 3,888,944 ounces of total silver equivalents, a decrease of 16% and 9%, respectively, compared to the previous quarter. Production was primarily impacted by unusual efforts by unionized workers to illegally disrupt mining activities which caused labour issues, including minor stoppages at La Parrilla and Santa Elena, and a more serious stoppage at the La Encantada mine which lasted 42 days and contributed to a 47% or 333,396 silver equivalent ounce reduction in production at La Encantada compared to the first quarter. The leaders of the National Union and Confederation of Mexican Workers were both supportive of the corrective actions taken by the Company which are expected to lead to improvements in productivity at each of the operations in the coming quarters. The Company anticipates production at La Encantada will be back on track in the third quarter and will work to recuperate lost tonnage over the remainder of 2017.

•
Cash cost per ounce in the quarter was $7.41, an increase of 11% or $0.73 per ounce compared to the previous quarter. The increase in cash cost per ounce was primarily due to the 16% decrease in production and a stronger Mexican peso which appreciated 11% against the U.S. dollars compared to the previous quarter.

First Majestic Silver Corp. 2017 Second Quarter Report	Page 4

•
All-in sustaining cost per ounce (“AISC”) in the second quarter was $14.58, an increase of 19% or $2.37 per ounce compared to the previous quarter. The increase in AISC was primarily due to the 16% decrease in production and a planned increase in sustaining capital expenditures as the Company catches up with program targets for 2017 after a slower than expected initiation of exploration and development activities at the beginning of the year.

•
The Company's underground development in the second quarter consisted of 15,121 metres, an 11% increase compared to 13,571 metres completed in the previous quarter. Development in the quarter focused on opening new production areas, exploring high potential zones and new stope preparation. As of June 30, 2017, the Company had completed approximately 44% of the 64,720 metres (revised from 74,850 metres) of underground development planned for 2017.

•
A total of 17 diamond drill rigs were active across the Company's properties completing 29,070 metres of diamond drilling in the quarter, consistent with 29,000 metres in the prior quarter. As of June 30, 2017, the Company had completed approximately 40% of the 145,000 metres (revised from 183,000 metres) of exploration drilling planned for 2017. The Company is planning to increase the rig count in the second half of 2017 in order to achieve annual program targets.

Financial

•
Generated revenues of $60.1 million in the quarter, a decrease of 9% compared to the second quarter of 2016 primarily due to a 13% decrease in silver equivalent ounces sold resulting from lost production from the mine stoppage at the La Encantada mine, as well as lower production from La Parrilla and Santa Elena compared to the same quarter of the prior year.

•
The Company recognized mine operating earnings of $1.4 million compared to $9.9 million in the second quarter of 2016. The decrease in mine operating earnings was primarily affected by lost revenue from the La Encantada illegal strike, where $1.4 million in standby costs continued to be incurred, and $0.2 million in severance costs that were paid out.

•
The Company generated net earnings of $1.4 million (EPS of $0.01) compared to net earnings of $6.1 million (EPS of $0.04) in the second quarter of 2016. The decrease of $4.7 million in net earnings was primarily attributed to: 1) $8.5 million decrease in mine operating earnings as a result of mine stoppages; 2) $6.0 million decrease in investment and other income, mainly attributed to market price volatility on the Company's holding in marketable securities; partially offset by 3) an income tax recovery of $8.1 million in the second quarter due to the impact of foreign exchange on deferred tax liabilities.

•
Adjusted net loss for the quarter was $3.6 million (adjusted loss per share of $0.02), after excluding non-cash and non-recurring items including share-based payments, gain or loss from marketable securities and derivatives, and deferred income tax expense (see "Adjusted EPS" on page 37).

•
Cash flow from operations before movements in working capital and income taxes in the quarter was $18.0 million ($0.11 per share) compared to $23.5 million ($0.15 per share) in the second quarter of 2016. The decrease was primarily attributed to lower mine operating earnings impacted by the mine stoppages in the current quarter.

First Majestic Silver Corp. 2017 Second Quarter Report	Page 5

2017 PRODUCTION OUTLOOK AND COST GUIDANCE UPDATE

This section provides management’s production outlook and cost guidance for the remainder of 2017. These are forward-looking estimates and are subject to the cautionary note regarding the risks associated with relying on forward-looking statements at the end of this MD&A. Actual results may vary based on production throughputs, grades, recoveries and changes in economic circumstances.

The Company is updating its 2017 annual silver production guidance to be in the range of 10.0 to 10.6 million ounces (or 15.7 to 16.6 million silver equivalent ounces), compared to the previous guidance of 11.1 to 12.4 million ounces (or 16.6 to 18.5 million silver equivalent ounces). The 12% decrease in silver production is primarily due to lower head grades from slow initiation of underground development activities at the beginning of the year and lost production as a result of three illegal blockades in the second quarter which amounted to four days at La Parrilla, two days at Santa Elena and 42 days at La Encantada.

Annual cash cost is now expected to be within the range of $7.00 to $7.75 per ounce, compared to the previous guidance of $6.06 to $6.48 per ounce, primarily due to lower anticipated production levels, higher energy costs attributed to the Mexican government's oil and gas deregulation policies that came into effect in the first quarter of 2017, as well as strengthening of the Mexican pesos against the U.S. dollar.

The Company is also revising its annual capital expenditures guidance from $124.0 million to $106.5 million, which consists of $43.6 million in underground development, $21.6 million in exploration and $41.2 million towards property, plant and equipment. Total sustaining capital expenditures were revised from $46.2 million to $45.6 million, and expansionary capital expenditures were revised from $77.8 million to $60.9 million.

A mine-by-mine breakdown of the revised 2017 production guidance is included in the table below. Cash cost and AISC guidance is shown per payable silver ounce. Metal price and foreign currency assumptions for calculating silver equivalent ounces were updated to: silver: $17.00/oz, gold: $1,250/oz, lead: $1.00/lb, zinc: $1.25/lb, MXN:USD 18:1, compared to previous assumptions of: silver: $16.50/oz, gold: $1,200/oz, lead: $1.00/lb, zinc: $1.20/lb, MXN:USD 20:1.

Mine	Silver Oz (M)	Silver Eqv Oz (M)	Cash Costs ($)	AISC ($)
Santa Elena	2.2 - 2.3	5.2 - 5.5	2.58 - 2.85	6.23 - 6.71
La Encantada	2.3 - 2.5	2.3 - 2.5	11.06 - 12.23	14.68 - 16.07
La Parrilla	1.8 - 1.9	2.5 - 2.7	9.36 - 10.35	14.37 - 15.65
Del Toro	1.3 - 1.4	2.5 - 2.7	3.33 - 3.68	9.32 - 10.00
San Martin	1.7 - 1.8	2.2 - 2.3	6.04 - 6.68	9.46 - 10.29
La Guitarra	0.6 - 0.7	0.9 - 1.0	10.83 - 11.97	19.64 - 21.28
Consolidated	10.0 - 10.6	15.7 - 16.6	$7.00 - $7.75	$14.40 - $15.50
*Consolidated AISC includes $2.67 to $2.83 per payable silver ounce of general and administrative cost estimates and non-cash costs.

The Company is projecting its 2017 AISC, as defined by the World Gold Council ("WGC"), to be within a range of $14.40 to $15.50 per payable silver ounce, compared to the previous guidance of $11.96 to $12.88. An AISC cost table is provided below:

All-In Sustaining Cost Calculation	FY 2017 ($/oz)
Total Cash Costs per Payable Silver Ounce (1)	7.00 - 7.75
Workers Participation Costs	0.24 - 0.26
General and Administrative Costs	1.75 - 1.85
Sustaining Development Costs	1.93 - 2.04
Sustaining Property, Plant and Equipment Costs	2.25 - 2.29
Sustaining Exploration Costs	0.31 - 0.33
Share-based Payments (non-cash)	0.83 - 0.88
Accretion of Reclamation Costs (non-cash)	0.09 - 0.10
All-In Sustaining Costs: (WGC definition)	$14.40 - $15.50
All-In Sustaining Costs: (WGC excluding non-cash items)	$13.48 - $14.52

1.	The cash cost per payable silver ounce includes estimated royalties and 0.5% mining environmental fee of $0.12 per ounce.

First Majestic Silver Corp. 2017 Second Quarter Report	Page 6

OVERVIEW OF OPERATING RESULTS

Selected Production Results for the Past Eight Quarters

	2017		2016				2015
Production Highlights	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Ore processed/tonnes milled
La Encantada	148,039	266,510	235,039	247,858	209,039	189,140	242,109	252,377
La Parrilla	132,880	140,592	153,309	147,414	157,871	151,916	149,504	166,815
Del Toro	81,843	79,108	82,767	86,646	80,739	86,869	111,448	124,093
San Martin	67,073	69,563	76,848	75,228	69,863	75,863	83,442	87,883
La Guitarra	29,547	36,514	38,422	39,092	34,917	43,265	42,249	43,864
Santa Elena	232,451	230,050	257,771	241,996	245,753	242,539	254,625	—
Consolidated	691,833	822,336	844,155	838,233	798,182	789,591	883,377	675,032
Silver equivalent ounces produced
La Encantada	375,563	708,959	569,504	687,841	623,070	832,957	716,023	669,994
La Parrilla	593,852	667,431	699,497	739,026	948,552	1,001,359	1,051,679	919,167
Del Toro	712,714	682,219	680,802	707,524	682,443	578,556	586,672	750,458
San Martin	577,598	522,672	573,349	562,096	492,669	580,922	576,675	766,733
La Guitarra	229,276	316,195	386,713	397,627	375,464	363,884	382,953	451,684
Santa Elena	1,399,940	1,369,875	1,470,612	1,430,506	1,559,410	1,725,417	1,506,405	—
Consolidated	3,888,944	4,267,350	4,380,477	4,524,619	4,681,608	5,083,095	4,820,408	3,558,035
Silver ounces produced
La Encantada	374,901	707,479	567,930	685,478	622,321	830,787	714,057	668,124
La Parrilla	425,060	479,875	497,466	547,913	599,526	575,969	605,605	585,414
Del Toro	365,323	340,958	343,894	446,137	399,520	311,400	331,225	424,413
San Martin	425,645	410,082	510,423	500,441	411,686	480,413	485,227	642,473
La Guitarra	138,345	189,159	239,788	263,235	206,262	214,312	245,358	272,885
Santa Elena	557,914	581,425	660,207	671,423	605,615	661,292	673,969	—
Consolidated	2,287,188	2,708,978	2,819,708	3,114,627	2,844,930	3,074,173	3,055,442	2,593,309
Cash cost per ounce
La Encantada	$13.59	$10.83	$13.87	$11.20	$12.41	$8.49	$11.00	$12.64
La Parrilla	$11.15	$9.96	$10.22	$7.70	$7.33	$5.39	$7.18	$10.11
Del Toro	$3.99	$2.64	$2.80	$3.41	$7.90	$9.52	$9.25	$8.91
San Martin	$5.43	$6.42	$6.94	$7.05	$8.67	$5.83	$7.20	$5.62
La Guitarra	$12.65	$6.36	$7.74	$6.93	$5.93	$8.27	$7.02	$3.62
Santa Elena	$2.86	$1.54	($1.43)	($0.81)	($2.86)	($3.34)	($2.84)	$—
Consolidated	$7.41	$6.68	$6.49	$5.84	$6.41	$5.00	$6.04	$8.77
All-in sustaining cost per ounce
La Encantada	$17.95	$12.07	$16.53	$12.81	$13.85	$9.33	$14.29	$16.01
La Parrilla	$17.12	$13.86	$15.34	$10.65	$9.43	$7.06	$9.98	$14.43
Del Toro	$7.93	$7.95	$8.43	$6.01	$10.05	$10.76	$11.30	$11.89
San Martin	$7.53	$8.66	$10.01	$9.92	$10.20	$7.52	$9.83	$8.87
La Guitarra	$19.51	$11.83	$15.99	$13.60	$10.34	$12.91	$14.24	$9.68
Santa Elena	$6.64	$4.61	$1.64	$1.82	$1.81	$1.68	$1.44	$—
Consolidated	$14.58	$12.21	$12.90	$10.52	$10.97	$8.97	$11.28	$14.41
Production cost per tonne
La Encantada	$33.65	$27.92	$32.96	$30.18	$35.13	$34.91	$30.92	$31.93
La Parrilla	$44.54	$43.22	$41.92	$41.20	$37.12	$35.29	$38.99	$40.61
Del Toro	$57.16	$51.58	$52.45	$48.15	$52.95	$53.30	$45.22	$47.58
San Martin	$69.37	$61.28	$56.70	$59.39	$65.75	$53.32	$54.22	$58.71
La Guitarra	$93.49	$75.33	$78.31	$79.68	$87.01	$66.88	$57.02	$52.92
Santa Elena	$54.44	$52.90	$37.57	$44.75	$43.89	$42.05	$44.45	$—
Consolidated	$51.53	$44.72	$42.13	$43.11	$44.97	$42.72	$41.44	$41.81

First Majestic Silver Corp. 2017 Second Quarter Report	Page 7

Operating Results – Consolidated Operations

Key Performance Metrics	2017-Q2	2017-Q1	2017-YTD	2016-YTD	Change Q2 vs Q1	Change '17 vs '16
Production
Ore processed/tonnes milled	691,833	822,336	1,514,170	1,587,774	(16%)	(5%)
Average silver grade (g/t)	130	136	133	154	(5%)	(13%)
Recovery (%)	79%	75%	77%	75%	5%	3%

Total silver ounces produced	2,287,188	2,708,978	4,996,166	5,919,103	(16%)	(16%)
Total payable silver ounces produced	2,238,882	2,653,353	4,892,235	5,756,249	(16%)	(15%)
Gold ounces produced	15,186	15,047	30,233	33,241	1%	(9%)
Pounds of lead produced	7,625,328	7,453,972	15,079,301	17,462,663	2%	(14%)
Pounds of zinc produced	860,939	871,596	1,732,535	7,868,111	(1%)	(78%)
Total production - ounces silver equivalent	3,888,944	4,267,350	8,156,294	9,764,704	(9%)	(16%)

Underground development (m)	15,121	13,571	28,692	21,745	11%	32%
Diamond drilling (m)	29,070	29,000	58,070	26,039	0%	123%

Costs
Mining cost per ounce	$5.45	$4.84	$5.12	$4.39	13%	17%
Milling cost per ounce	6.71	6.05	6.35	5.34	11%	19%
Indirect cost per ounce	3.76	2.96	3.33	2.36	27%	41%
Total production cost per ounce	$15.92	$13.86	$14.80	$12.10	15%	22%
Transport and other selling costs per ounce	0.35	0.30	0.33	0.40	18%	(19%)
Smelting and refining costs per ounce	1.44	1.41	1.43	2.23	2%	(36%)
Environmental duty and royalties per ounce	0.11	0.11	0.11	0.11	(2%)	0%
Cash cost per ounce before by-product credits	$17.83	$15.69	$16.67	$14.85	14%	12%
Deduct: By-product credits	(10.41)	(9.01)	(9.65)	(9.17)	16%	5%
Cash cost per ounce	$7.41	$6.68	$7.02	$5.68	11%	24%

Workers’ Participation	0.46	0.20	0.32	0.09	134%	251%
General and administrative expenses	1.89	1.62	1.74	1.39	17%	25%
Share-based payments	0.97	0.86	0.91	0.39	12%	134%
Accretion of decommissioning liabilities	0.11	0.08	0.09	0.07	27%	34%
Sustaining capital expenditures	3.74	2.77	3.22	2.31	35%	40%
All-In Sustaining Costs per ounce	$14.58	$12.21	$13.30	$9.93	19%	34%

Mining cost per tonne	$17.63	$15.63	$16.54	$15.93	13%	4%
Milling cost per tonne	21.72	19.53	20.53	19.36	11%	6%
Indirect cost per tonne	12.18	9.56	10.76	8.57	27%	26%
Total production cost per tonne	$51.53	$44.72	$47.83	$43.85	15%	9%

Production

Total production for the quarter was 3,888,944 silver equivalent ounces, consisting of 2,287,188 ounces of silver, 15,186 ounces of gold, 7,625,328 pounds of lead and 860,939 pounds of zinc. Total ore processed during the quarter amounted to 691,833 tonnes, representing a 16% decrease compared to the previous quarter.

Production in the second quarter was primarily impacted by labour issues including unusual efforts by unionized workers to illegally disrupt mining activities which caused minor stoppages at La Parrilla and Santa Elena, and a more serious stoppage at the La Encantada mine which lasted 42 days and contributed to a 47% or 333,396 ounce reduction in production at La Encantada compared to the first quarter. The leaders of the National Union and Confederation of Mexican Workers were both supportive of the corrective actions taken by the Company which are expected to lead to improvements in productivity at each of the operations in the coming quarters. The Company anticipates production will be back on track in the third quarter and will work to recuperate lost tonnage over the remainder of 2017.

First Majestic Silver Corp. 2017 Second Quarter Report	Page 8

The overall average silver head grade and silver recoveries for the quarter was 130 g/t and 79% respectively, compared to 136 g/t and 75%, respectively, in the first quarter of 2017. The increase in silver recoveries was primarily due to improved operating practices along with lower throughput rates and lower manganese grades at La Encantada.

Cash Cost per Ounce

Cash cost per ounce (after by-product credits) for the quarter was $7.41 per payable ounce of silver, an increase of 11% from $6.68 per ounce in the first quarter of 2017. The increase in cash cost per ounce was primarily due to the 16% decrease in production, a stronger Mexican peso which appreciated 11% against the U.S. dollars, and a decrease in diesel credits.

All-In Sustaining Cost per Ounce

AISC in the second quarter was $14.58, an increase of 19% or $2.37 per ounce compared to the previous quarter. The increase in AISC was primarily due the 16% decrease in production and an increase in sustaining capital expenditures as the Company catches up with program targets for 2017 after a slower than expected initiation of exploration and development activities at the beginning of the year.

Development and Exploration

The Company's underground development in the second quarter consisted of 15,121 metres, an 11% increase compared to 13,571 metres completed in the previous quarter. Development in the quarter focused on opening new production areas, exploring high potential zones and new stope preparation. As of June 30, 2017, the Company had completed approximately 44% of the 64,720 metres (revised from 74,850 metres) of underground development planned for 2017.

A total of 17 diamond drill rigs were active across the Company's properties and completed 29,070 metres of diamond drilling in the quarter, consistent with 29,000 metres in the prior quarter. As of June 30, 2017, the Company had completed approximately 40% of the 145,000 metres (revised from 183,000 metres) of exploration drilling planned for 2017. The Company is planning to increase the rig count in the second half of 2017 in order to achieve program targets.

First Majestic Silver Corp. 2017 Second Quarter Report	Page 9

Santa Elena Silver/Gold Mine, Sonora, México

The Santa Elena Silver/Gold Mine is located approximately 150 km northeast of the city of Hermosillo, Sonora, Mexico and owns mining concessions over a total of 101,837 hectares. First Majestic acquired the Santa Elena mine with the acquisition of SilverCrest Mines Inc. (“SilverCrest”) in October 2015. The operating plan for Santa Elena involves the processing of ore in the 3,000 tpd cyanidation circuit from a combination of underground reserves, remaining reserves in the open pit, and spent ore from the previous heap leach pad. The Company owns 100% of the Santa Elena mine.

SANTA ELENA	2017-Q2	2017-Q1	2017-YTD	2016-YTD	Change Q2 vs Q1	Change '17 vs '16
PRODUCTION
Ore processed/tonnes milled	232,451	230,050	462,501	488,292	1%	(5%)
Average silver grade (g/t)	83	88	86	92	(5%)	(7%)
Recovery (%)	90%	89%	89%	88%	0%	2%

Total silver ounces produced	557,914	581,425	1,139,339	1,266,907	(4%)	(10%)
Total payable silver ounces produced	557,077	580,553	1,137,630	1,265,006	(4%)	(10%)
Gold ounces produced	11,522	11,261	22,784	26,088	2%	(13%)
Total production - ounces silver equivalent	1,399,940	1,369,875	2,769,815	3,284,827	2%	(16%)

Underground development (m)	2,613	2,855	5,469	5,412	(8%)	1%
Diamond drilling (m)	2,608	3,730	6,338	3,655	(30%)	73%

COST
Mining cost per ounce	$7.80	$8.10	$7.96	$5.48	(4%)	45%
Milling cost per ounce	11.72	10.23	10.96	9.29	15%	18%
Indirect cost per ounce	3.19	2.63	2.91	1.82	21%	60%
Total production cost per ounce	$22.72	$20.96	$21.82	$16.59	8%	32%
Transport and other selling costs per ounce	0.22	0.20	0.21	0.16	10%	29%
Smelting and refining costs per ounce	0.25	0.27	0.26	0.29	(9%)	(11%)
Environmental duty and royalties per ounce	0.20	0.21	0.20	0.2	(7%)	2%
Cash cost per ounce before by-product credits	$23.38	$21.64	$22.49	$17.23	8%	31%
Deduct: By-product credits	(20.51)	(20.10)	(20.30)	(20.34)	2%	—%
Cash cost per ounce	$2.86	$1.54	$2.19	($3.11)	86%	(170%)

Workers’ Participation	0.39	—	0.19	—	100%	100%
Accretion of decommissioning liabilities	0.08	0.07	0.08	0.06	11%	27%
Sustaining capital expenditures	3.31	2.99	3.15	4.80	11%	(34%)
All-In Sustaining Costs per ounce	$6.64	$4.61	$5.60	$1.74	44%	222%

Mining cost per tonne	$18.70	$20.45	$19.57	$14.19	(9%)	38%
Milling cost per tonne	28.10	25.80	26.96	24.06	9%	12%
Indirect cost per tonne	7.64	6.65	7.15	4.73	15%	51%
Total production cost per tonne	$54.44	$52.90	$53.68	$42.97	3%	25%

During the second quarter, Santa Elena produced 557,914 silver ounces and 11,522 ounces of gold for a total quarterly production of 1,399,940 silver equivalent ounces, an increase of 2% compared to 1,369,875 silver equivalent ounces in the previous quarter.

The mill processed a total of 232,451 tonnes during the quarter, consisting of 134,699 tonnes (1,480 tpd) of underground ore and 97,752 tonnes (1,074 tpd) from the above ground heap leach pad, representing an increase of 1% compared to the prior quarter.

Silver grade and recoveries were 83 g/t and 90%, respectively, compared to 88 g/t and 89%, respectively, the previous quarter. Despite lower head grades, recoveries improved marginally compared to the previous quarter as a result of ongoing metallurgical

First Majestic Silver Corp. 2017 Second Quarter Report	Page 10

optimization in the grinding and cyanidation circuits. Gold grades and recoveries averaged 1.62 g/t and 95%, respectively, compared to 1.58 g/t and 95% in the previous quarter.

Cash cost in the second quarter was $2.86 per payable silver ounce, an increase of $1.32 per ounce compared to $1.54 per payable silver ounce in the previous quarter. The increase in cash cost per ounce was primarily due to a 4% decrease in payable silver ounces produced, a stronger Mexican peso which appreciated 11% against the U.S. dollars, as well as a $0.6 million decrease in eligible diesel credits from the Mexican tax authorities compared to the previous quarter.

A total of 2,613 metres of underground development was completed in the second quarter compared to 2,855 metres of development in the previous quarter. In April, the Company successfully completed the connection of the San Salvador ramp to the Main Vein along level 575 and began utilizing the additional mine access point to reduce haulage bottlenecks and improve mine operation logistics. In addition, the new ramp is expected to support future exploration activities around the Tortuga and Alejandra veins.

Two drill rigs were active on the Santa Elena property during the quarter, including one underground and one on surface, with 2,608 metres drilled compared to 3,730 metres drilled in the previous quarter.

The Santa Elena mine is comprised of five groups of major concessions totaling 101,837 hectares, including Santa Elena, Ermitaño, El Gachi, Los Hernandez and Cumobabi, as per below:

Santa Elena Silver/Gold Mine
EL GACHI
LOS HERNANDEZ
SANTA ELENA
EL ERMITAÑO
CUMOBABI
FM CLAIMS
EL GACHI
LOS HERNANDEZ
EL ERMITAÑO
SANTA ELENA
CUMOBABI
MINE
10 5 0 10
Kilometers
First Majestic Silver Corp.
Santa Elena Mine
Mining Claims
Coordinate System UTM WGS84 ZONE 12N
560000
580000
600000
620000
640000
3340000
3320000
3300000
N
Arizpe
Rancho Bamori
Pueblo Sinoquipe
Pueblo Norte
Pueblo Sur
Banámichi
Ejido La Mora
Congreg Ojo de Agua de Huépac
Huépac
Congreg Ranchito de Huépac
San Felipe de Jesús
Pueblo Aconchi Centro
Aconchi
Poblado Com La Estancia
Poblado Com San Pablo
Baviácora
Pueblo Kilómetro Cinco
Pueblo Los Hoyos
Pueblo Ojo de Agua
Villa Norte
Cumpas
Villa Cumpas Centro
Pueblo La Colonia
Pueblo Jecori
Álamos
Abanicos
Rio Moctezuma

The Company has an option agreement with Evrim Resources Corp. ("Evrim") to earn 100% of the Ermitaño Project by delivering a production notice supported by the required permits and construction schedule by January 10, 2019, at which time Evrim will retain a 2% net smelter royalty ("NSR").

First Majestic Silver Corp. 2017 Second Quarter Report	Page 11

In December 2016, the Company entered into an option agreement with Compania Minera Dolores, S.A. de C.V., a subsidiary of Pan American Silver Corp., to acquire the Los Hernandez Property, consisting of 5,802 hectares of mining concessions to the north of the Santa Elena mine. In exchange, First Majestic has agreed: to incur $1.6 million in exploration costs on the property over four years, a 2.5% NSR on the related concessions, and to pay $1.4 million in cash, of which $0.1 million was due on or before the date of agreement (paid), $0.2 million in December 2017, $0.2 million in December 2018, $0.3 million in December 2019 and $0.7 million in December 2020, respectively.

In March 2017, the Company entered into an agreement with Santacruz Silver Mining Ltd. to acquire the El Gachi Property in Sonora State, Mexico for total purchase price of $2.5 million in cash, which has been fully paid. The El Gachi Property neighbours to the north of the Santa Elena mine and includes 48,157 hectares of mining concessions.

As a result of these two transactions, the Santa Elena property boundaries have been increased from 47,878 hectares to 101,837 hectares extending south to the Ermitaño West and Cumobabi properties, and north to the Los Hernandez and El Gachi properties, which are aligned with a major structure that appears to be controlling some of the mineralized systems in the region.

The Santa Elena mine has a gold streaming agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the mine to sell 20% of its gold production from a designated area of its underground operations over the life of mine to Sandstorm. The selling price is based on the lower of the prevailing market price or $350 per ounce until fulfillment of 50,000 ounces, after which the price will increase to the lower of the prevailing market price or $450 per ounce, adjusted for a 1% annual inflation commencing in April 2014. As at June 30, 2017, the Santa Elena mine has delivered 47,879 cumulative ounces of gold to Sandstorm.

First Majestic Silver Corp. 2017 Second Quarter Report	Page 12

La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Durango State, México, is a complex of producing underground operations consisting of the Rosarios, La Blanca and San Marcos mines which are inter-connected through underground workings, and the Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,478 hectares. The Company owns 45 hectares and leases an additional 69 hectares of surface rights, for a total of 114 hectares of surface rights. La Parrilla includes a 2,000 tpd dual-circuit processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, a central laboratory, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

LA PARRILLA	2017-Q2	2017-Q1	2017-YTD	2016-YTD	Change Q2 vs Q1	Change '17 vs '16
PRODUCTION
Ore processed/tonnes milled	132,880	140,592	273,472	309,787	(5%)	(12%)
Average silver grade (g/t)	131	138	134	143	(5%)	(6%)
Recovery (%)	76%	77%	77%	82%	(1%)	(7%)

Total silver ounces produced	425,060	479,875	904,935	1,175,495	(11%)	(23%)
Total payable silver ounces produced	405,221	455,354	860,575	1,081,046	(11%)	(20%)
Gold ounces produced	235	231	465	452	2%	3%
Pounds of lead produced	1,632,165	1,826,931	3,459,096	6,661,371	(11%)	(48%)
Pounds of zinc produced	860,939	871,596	1,732,535	7,868,111	(1%)	(78%)
Total production - ounces silver equivalent	593,852	667,431	1,261,284	1,949,911	(11%)	(35%)

Underground development (m)	3,233	2,827	6,060	3,624	14%	67%
Diamond drilling (m)	6,368	4,867	11,236	4,547	31%	147%

COST
Mining cost per ounce	$5.83	$5.47	$5.64	$4.42	7%	28%
Milling cost per ounce	4.88	4.69	4.78	3.85	4%	24%
Indirect cost per ounce	3.89	3.19	3.52	2.11	22%	67%
Total production cost per ounce	$14.61	$13.35	$13.94	$10.38	9%	34%
Transport and other selling costs per ounce	0.37	0.30	0.34	0.71	23%	(53%)
Smelting and refining costs per ounce	2.38	2.64	2.51	5.49	(10%)	(54%)
Environmental duty and royalties per ounce	0.09	0.10	0.09	0.14	(6%)	(32%)
Cash cost per ounce before by-product credits	$17.45	$16.38	$16.88	$16.71	6%	1%
Deduct: By-product credits	(6.29)	(6.42)	(6.36)	(10.33)	(2%)	(38%)
Cash cost per ounce	$11.15	$9.96	$10.52	$6.38	12%	65%

Workers’ Participation	0.68	0.06	0.35	0.19	1,044%	84%
Accretion of decommissioning liabilities	0.10	0.09	0.09	0.06	20%	50%
Sustaining capital expenditures	5.18	3.76	4.43	1.64	38%	170%
All-In Sustaining Costs per ounce	$17.12	$13.86	$15.39	$8.27	24%	86%

Mining cost per tonne	$17.79	$17.71	$17.75	$15.42	—%	15%
Milling cost per tonne	14.89	15.18	15.04	13.45	(2%)	12%
Indirect cost per tonne	11.86	10.33	11.08	7.35	15%	51%
Total production cost per tonne	$44.54	$43.22	$43.87	$36.22	3%	21%

In the second quarter, total production from the La Parrilla mine was 593,852 silver equivalent ounces, a decrease of 11% compared to 667,431 equivalent ounces of silver in the previous quarter. During the quarter, the flotation circuit processed 74,748 tonnes (821 tpd) with an average silver grade of 123 g/t and an 79% recovery while the cyanidation circuit processed 58,132 tonnes (639 tpd) with an average silver grade of 140 g/t and a 73% recovery for total production of 593,852 silver equivalent ounces.

First Majestic Silver Corp. 2017 Second Quarter Report	Page 13

The decrease in production compared to the previous quarter was primarily attributed to a 13% decrease in sulphide ore milled. The decrease in sulphide ore milled was due to lower number of active stopes as a result of delays in underground development and variations in the expected grade of the targeted mineralized zones. In addition, due to the inability to define the oxidation level of certain transitional ore, some oxide material was sent to the flotation plant, which contributed to lower recoveries and lower silver, lead and zinc production from the flotation circuit.

During the quarter, the lead circuit processed an average lead grade of 1.4% with recoveries of 73% for a total lead production of 1,632,165 pounds, representing an 11% decrease compared to the previous quarter. The zinc circuit processed an average zinc grade of 1.1% with recoveries of 48% for a total zinc production of 860,939 pounds, representing a 1% decrease compared to the previous quarter. The decrease in lead production was attributed to lower tonnes milled and lower recoveries due to the presence of oxidized material blended with sulphides in the transitional zones.

Cash cost in the quarter was $11.15 per ounce, an increase of 12% compared to $9.96 per ounce in the previous quarter. The increase in cash cost per ounce was primarily attributed to the 11% decrease in silver production, as production cost per tonne remained relatively consistent compared to the previous quarter.

A total of 3,233 metres of underground development was completed in the quarter, compared to 2,827 metres in the first quarter of 2017. A total of 6,368 metres of diamond drilling was completed in the quarter compared to 4,867 metres of diamond drilling in the first quarter of 2017. Two underground and two surface drill rigs were active during the quarter. Underground exploration has been focused on Quebradillas, Rosarios and San Nicolas veins and replacements in search of higher grade ore. Surface drilling has been focused on exploration of the Esperanza, Victoria and La Fe veins and on infill drilling and exploration at depth of the San Marco vein. Development of the San Nicolas vein is in progress in preparation for future production from this area.

The Company’s central lab located at La Parrilla completed and passed its second surveillance audit following its ISO 9001:2008 certification in May 2015. The audit determined the facility was fully compliant with the management system quality standards for sample preparation, geochemical and assay services. The lab is expected to undergo certification testing for the ISO9001:2015 standard in 2018.

First Majestic Silver Corp. 2017 Second Quarter Report	Page 14

La Encantada Silver Mine, Coahuila, México

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. La Encantada has 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. La Encantada also has a 4,000 tpd cyanidation plant, a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and the infrastructure required for such an operation. The mine is accessible via a 1.5 hour flight from Torreon, Coahuila to the mine’s private airstrip or via a mostly paved road from the closest town, Muzquiz, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2017-Q2	2017-Q1	2017-YTD	2016-YTD	Change Q2 vs Q1	Change '17 vs '16
PRODUCTION
Ore processed/tonnes milled	148,039	266,510	414,549	398,179	(44%)	4%
Average silver grade (g/t)	120	137	131	195	(12%)	(33%)
Recovery (%)	66%	60%	62%	58%	9%	7%

Total silver ounces produced	374,901	707,479	1,082,380	1,453,108	(47%)	(26%)
Total payable silver ounces produced	373,402	704,649	1,078,050	1,447,296	(47%)	(26%)
Gold ounces produced	9	21	30	37	(57%)	(19%)
Total production - ounces silver equivalent	375,563	708,959	1,084,522	1,456,027	(47%)	(26%)

Underground development (m)	562	587	1,148	2,232	(4%)	(49%)
Diamond drilling (m)	2,899	2,805	5,704	3,062	3%	86%

COST
Mining cost per ounce	$2.51	$2.11	$2.25	$2.48	19%	(9%)
Milling cost per ounce	7.29	6.11	6.52	5.12	19%	27%
Indirect cost per ounce	3.54	2.37	2.76	2.04	49%	35%
Total production cost per ounce	$13.34	$10.59	$11.52	$9.64	26%	20%
Transport and other selling costs per ounce	0.06	0.03	0.04	0.23	75%	(81%)
Smelting and refining costs per ounce	0.22	0.24	0.23	0.31	(10%)	(25%)
Environmental duty and royalties per ounce	0.03	0.03	0.03	0.03	(1%)	0%
Cash cost per ounce before by-product credits	$13.65	$10.90	$11.83	$10.21	25%	16%
Deduct: By-product credits	(0.06)	(0.04)	(0.05)	(0.04)	56%	19%
Cash cost per ounce(1)	$13.59	$10.86	$11.78	$10.17	25%	16%

Workers’ Participation	0.59	0.12	0.28	0.10	397%	182%
Accretion of decommissioning liabilities	0.16	0.08	0.11	0.07	102%	53%
Sustaining capital expenditures	3.61	1.04	1.93	0.92	246%	110%
All-In Sustaining Costs per ounce	$17.95	$12.10	$14.10	$11.26	48%	25%

Mining cost per tonne	$6.34	$5.59	$5.85	$9.02	13%	(35%)
Milling cost per tonne	18.39	16.14	16.95	18.60	14%	(9%)
Indirect cost per tonne	8.92	6.27	7.16	7.41	42%	(3%)
Total production cost per tonne	$33.65	$27.92	$29.96	$35.03	21%	(14%)

(1) Cash cost per ounce in the second quarter excludes $1.4 million in standby costs incurred at the unit during the 42 day mine stoppage at La Encantada.

Production during the quarter was impacted by a 42 day work stoppage as a result of an illegal blockade (previously announced on May 24, 2017) by a rogue group of unionized workers who disagreed with the bonus that the Company and the leaders of the National Union had previously agreed to offer the miners in lieu of mandatory profit sharing. The blockade was successfully cleared on May 25, 2017 following a favourable agreement with the National Union. The operation restarted mining activities on June 27, 2017 and milling activities on July 1, 2017 following retraining of personnel.

As a result of the 42 day work stoppage, a total of 375,563 equivalent ounces of silver were produced by the La Encantada mine during the second quarter, a decrease of 47% compared to the first quarter of 2017, primarily due to a 44% decrease in tonnes milled.

First Majestic Silver Corp. 2017 Second Quarter Report	Page 15

Silver grades averaged 120 g/t during the quarter, a 12% decrease compared to the previous quarter. Silver recoveries averaged 66% during the quarter, up from 60% in the prior quarter, primarily due to the processing of ore with low manganese content.

Cash cost per ounce for the quarter was $13.59 compared to $10.86 in the previous quarter. The increase in cash cost per ounce compared to the previous quarter was primarily due to $0.4 million in maintenance activities during the work stoppage, a stronger Mexican peso which appreciated 11% against the U.S. dollars, as well as $0.2 million in severance costs paid out during the quarter. With processing operations resuming on July 1, 2017, the Company anticipates La Encantada's cash cost per ounce to reduce to normal levels with a forecast of $10.96 to $12.11 per ounce in the second half of 2017.

The construction of the roasting project advanced in the second quarter with approximately 83% of the major components now completed. Earthworks continued on site with preliminary compression drilling tests completed in June. Foundations for the roaster are expected to be poured in August. The Company will begin shipping completed part modules to the mine site in the third quarter. Upon successful integration of the roaster to the leaching process in early 2018, the mine is expected to recover an additional 1.5 million ounces of silver per year from the reprocessing of above ground tailings.

A total of 562 metres were developed underground in the quarter compared to 587 metres in the first quarter of 2017. Preparation of caving is progressing, although development has been difficult due to the poor ground conditions in the San Javier Breccia. The final ground support pattern is being established for the drawpoints and stope drill and blast activities will begin in the third quarter. Advance on the La Prieta project continues with the acquisition of low profile haulage trucks which arrived on site in July to improve the development and preparation in this area.

A total of 2,899 metres were drilled in the second quarter compared to 2,805 metres in the previous quarter. Two underground drill rigs are currently operating at La Encantada with focus on ore bodies known as La Fe, Ojuelas footwall and extensions of the northeast trending veins, which are expected to increase resources in Ojuelas and the vein areas. Mapping and sampling activities were carried out in the Los Golpes, Anomaly D and La Palma areas. These three areas are associated with magnetic anomalies and have been selected to carry out geochemistry analysis to look for indications of hydrothermal alteration on top of known intrusive bodies. Exploration drilling in these areas will start as soon as agreements with surface owners are reached and the new drilling permits are received.

First Majestic Silver Corp. 2017 Second Quarter Report	Page 16

Del Toro Silver Mine, Zacatecas, México

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla mine and consists of 2,159 hectares of mining claims and 209 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit which is currently in care and maintenance. First Majestic owns 100% of the Del Toro Silver Mine.

DEL TORO	2017-Q2	2017-Q1	2017-YTD	2016-YTD	Change Q2 vs Q1	Change '17 vs '16
PRODUCTION
Ore processed/tonnes milled	81,843	79,108	160,951	167,608	3%	(4%)
Average silver grade (g/t)	173	163	168	166	6%	1%
Recovery (%)	80%	82%	81%	79%	(2%)	3%

Total silver ounces produced	365,323	340,958	706,282	710,920	7%	(1%)
Total payable silver ounces produced	346,536	323,425	669,961	673,348	7%	(1%)
Gold ounces produced	86	105	191	194	(18%)	(2%)
Pounds of lead produced	5,993,164	5,627,041	11,620,205	10,801,292	7%	8%
Total production - ounces silver equivalent	712,714	682,219	1,394,933	1,261,000	4%	11%

Underground development (m)	3,222	2,710	5,932	2,955	19%	101%
Diamond drilling (m)	4,078	3,589	7,667	4,584	14%	67%

COST
Mining cost per ounce	$5.15	$4.93	$5.04	$6.19	4%	(19%)
Milling cost per ounce	4.39	4.20	4.30	3.94	5%	9%
Indirect cost per ounce	3.96	3.49	3.73	3.10	13%	20%
Total production cost per ounce	$13.50	$12.62	$13.07	$13.22	7%	(1%)
Transport and other selling costs per ounce	0.67	0.73	0.70	0.84	(8%)	(17%)
Smelting and refining costs per ounce	5.03	5.68	5.34	6.60	(11%)	(19%)
Environmental duty and royalties per ounce	0.08	0.10	0.09	0.09	(20%)	0%
Cash cost per ounce before by-product credits	$19.28	$19.13	$19.20	$20.75	1%	(7%)
Deduct: By-product credits	(15.29)	(16.48)	(15.86)	(12.14)	(7%)	31%
Cash cost per ounce	$3.99	$2.65	$3.34	$8.61	51%	(61%)

Workers’ Participation	0.25	1.04	0.63	—	(76%)	100%
Accretion of decommissioning liabilities	0.12	0.12	0.12	0.11	0%	9%
Sustaining capital expenditures	3.57	4.16	3.86	1.57	(14%)	146%
All-In Sustaining Costs per ounce	$7.93	$7.95	$7.94	$10.36	0%	(23%)

Mining cost per tonne	$21.80	$20.16	$20.99	$24.88	8%	(16%)
Milling cost per tonne	18.61	17.17	17.90	15.82	8%	13%
Indirect cost per tonne	16.75	14.25	15.52	12.43	18%	25%
Total production cost per tonne	$57.16	$51.58	$54.41	$53.13	11%	2%

During the second quarter, the Del Toro mine produced a total of 712,714 silver equivalent ounces, an increase of 4% compared to 682,219 ounces produced in the previous quarter. The mine processed 81,843 tonnes (899 tpd) of ore with an average silver grade of 173 g/t during the quarter, which improved 3% and 6%, respectively, compared to the previous quarter.

Lead grades and recoveries averaged 4.8% and 70%, respectively, producing a total of 5,993,164 pounds of lead, consistent with lead grades and recoveries averaged 4.8% and 68% in the previous quarter.

Cash cost per ounce for the quarter was $3.99, compared to $2.65 per ounce in the previous quarter. The increase in cash cost was primarily attributed to a stronger Mexican peso which appreciated 11% against the U.S. dollars, as well as reduction in by-product credits.

First Majestic Silver Corp. 2017 Second Quarter Report	Page 17

Total underground development at Del Toro in the second quarter was 3,222 metres, compared with 2,710 metres in the first quarter of 2017. Development in the quarter focused on opening new production areas, exploring high potential zones and new stope preparation in the Santa Teresa and Purisima zones in the Dolores mine and the Lupitas veins in the San Juan mine.

At quarter end, two underground drill rigs were active at Del Toro and a total of 4,078 metres of exploration drilling was completed compared to 3,589 metres in the previous quarter. The drill program is focusing on near term production targets and increasing reserves and resources in the Dolores mine with the Santa Teresa and Purisima veins and in the San Juan mine within the Lupitas veins system. The Company is planning to release an updated NI 43-101 Technical Report in the third quarter.

First Majestic Silver Corp. 2017 Second Quarter Report	Page 18

San Martin Silver Mine, Jalisco, México

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños River valley, in the northern portion of the State of Jalisco, México. San Martin has 33 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 38,512 hectares, including the application to acquire two new mining concessions covering 29,676 hectares. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 1,296 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres by air from Durango or 250 kilometres by paved road north of Guadalajara, Jalisco. The San Martin mine is 100% owned by the Company.

SAN MARTIN	2017-Q2	2017-Q1	2017-YTD	2016-YTD	Change Q2 vs Q1	Change '17 vs '16
PRODUCTION
Ore processed/tonnes milled	67,073	69,563	136,636	145,726	(4%)	(6%)
Average silver grade (g/t)	234	221	227	231	6%	(2%)
Recovery (%)	85%	83%	84%	82%	2%	2%

Total silver ounces produced	425,645	410,082	835,727	892,099	4%	(6%)
Total payable silver ounces produced	425,219	409,672	834,891	891,207	4%	(6%)
Gold ounces produced	2,080	1,614	3,693	2,339	29%	58%
Total production - ounces silver equivalent	577,598	522,672	1,100,270	1,073,591	11%	2%

Underground development (m)	3,224	2,127	5,351	4,617	52%	16%
Diamond drilling (m)	7,352	4,136	11,487	7,250	78%	58%

COST
Mining cost per ounce	$4.02	$3.66	$3.84	$3.52	10%	9%
Milling cost per ounce	3.86	3.98	3.92	3.90	(3%)	1%
Indirect cost per ounce	3.07	2.76	2.92	2.27	11%	29%
Total production cost per ounce	$10.94	$10.41	$10.68	$9.69	5%	10%
Transport and other selling costs per ounce	0.22	0.22	0.22	0.27	0%	(19%)
Smelting and refining costs per ounce	0.21	0.20	0.20	0.24	5%	(17%)
Environmental duty and royalties per ounce	0.11	0.12	0.11	0.10	(8%)	10%
Cash cost per ounce before by-product credits	$11.47	$10.95	$11.22	$10.30	5%	9%
Deduct: By-product credits	(6.04)	(4.53)	(5.30)	(3.16)	33%	68%
Cash cost per ounce	$5.43	$6.42	$5.92	$7.14	(15%)	(17%)

Workers’ Participation	0.47	0.25	0.36	0.11	88%	227%
Accretion of decommissioning liabilities	0.07	0.07	0.07	0.08	0%	(13%)
Sustaining capital expenditures	1.56	1.93	1.74	1.42	(19%)	23%
All-In Sustaining Costs per ounce	$7.53	$8.66	$8.09	$8.75	(13%)	(8%)

Mining cost per tonne	$25.47	$21.55	$23.47	$21.53	18%	9%
Milling cost per tonne	24.45	23.46	23.94	23.88	4%	0%
Indirect cost per tonne	19.45	16.28	17.84	13.88	19%	29%
Total production cost per tonne	$69.37	$61.28	$65.25	$59.28	13%	10%

During the quarter, San Martin produced 425,645 silver ounces and 2,080 ounces of gold for a total production of 577,598 silver equivalent ounces. Total production increased by 11% compared to the prior quarter primarily due to a 6% increase in silver grade and a 2% increase in silver recoveries. Gold production increased 29% compared to the prior quarter due to a 33% increase in gold grades.

For the quarter, the San Martin mine processed a total of 67,073 tonnes compared to 69,563 tonnes in the previous quarter. The average silver and gold head grades were 234 g/t and 1.03g/t, an increase of 6% and 33%, respectively, compared to the previous quarter. The increase in gold grades compared to the previous quarter was primarily due to the extraction of ore from deeper zones of veins which present higher gold grades.

First Majestic Silver Corp. 2017 Second Quarter Report	Page 19

Silver recovery in the quarter was 85%. Following successful lab tests, the Company initiated the installation of liquid oxygen injectors into the processing leach tanks which improved silver recovery by 3% and gold recovery by 7% compared to the previous year. Optimization work is ongoing to reduce oxygen consumption.

Cash cost per ounce of $5.43 in the quarter improved 15% compared to $6.42 per ounce in the previous quarter. The decrease in cash cost was primarily attributed to higher by-product credits related to increased gold production, partially offset by a stronger Mexican peso, which strengthened 11% compared to the previous quarter.

The dry stack filter presses were successfully installed during the quarter, with only minor electrical and piping work remaining to be completed before the system can be tested. The filter presses, which are designed to recover and re-use tailings solution and to reduce water consumption, are expected to go into production in the fourth quarter.

A total of 3,224 metres of underground development was completed in the quarter compared to 2,127 metres of development in the previous quarter. The development plan in 2017 is to focus on the Veladora, Rosarios and Hediondas veins which have shown positive drill results with good grades and widths.

During the quarter, a total of 7,352 metres of diamond drilling were completed compared with 4,136 metres drilled in the previous quarter. At quarter end, two underground drill rigs and one surface drill rig were active at the San Martin property, focusing on upgrading and expanding resources in the Rosario, Hedionda, Huichola and La Veladora veins. The 2017 exploration program is focused on expanding resources on these same veins to test lateral and vertical extensions.

First Majestic Silver Corp. 2017 Second Quarter Report	Page 20

La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, near Toluca, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and has a 500 tpd flotation processing plant, buildings and related infrastructure. The Company owns 100% of the La Guitarra mine.

LA GUITARRA	2017-Q2	2017-Q1	2017-YTD	2016-YTD	Change Q2 vs Q1	Change '17 vs '16
PRODUCTION
Ore processed/tonnes milled	29,547	36,514	66,061	78,182	(19%)	(16%)
Average silver grade (g/t)	188	210	200	206	(10%)	(3%)
Recovery (%)	77%	77%	77%	81%	1%	(5%)

Total silver ounces produced	138,345	189,159	327,504	420,574	(27%)	(22%)
Total payable silver ounces produced	131,428	179,701	311,128	398,347	(27%)	(22%)
Gold ounces produced	1,254	1,815	3,070	4,131	(31%)	(26%)
Total production - ounces silver equivalent	229,276	316,195	545,471	739,348	(27%)	(26%)

Underground development (m)	2,093	2,279	4,373	2,905	(8%)	51%
Diamond drilling (m)	3,092	7,416	10,508	2,941	(58%)	257%

COST
Mining cost per ounce	$8.02	$6.00	$6.85	$6.74	34%	2%
Milling cost per ounce	4.78	3.90	4.27	3.22	23%	33%
Indirect cost per ounce	8.22	5.41	6.59	4.92	52%	34%
Total production cost per ounce	$21.02	$15.31	$17.72	$14.89	37%	19%
Transport and other selling costs per ounce	0.96	0.90	0.93	0.53	6%	75%
Smelting and refining costs per ounce	1.58	1.66	1.63	3.69	(5%)	(56%)
Environmental duty and royalties per ounce	0.13	0.16	0.15	0.16	(21%)	(9%)
Cash cost per ounce before by-product credits	$23.69	$18.03	$20.42	$19.26	31%	6%
Deduct: By-product credits	(11.03)	(11.67)	(11.40)	(12.14)	(6%)	(6%)
Cash cost per ounce	$12.66	$6.36	$9.02	$7.12	99%	27%

Workers’ Participation	0.21	(0.15)	—	0.06	(239%)	(98%)
Accretion of decommissioning liabilities	0.16	0.11	0.13	0.11	50%	19%
Sustaining capital expenditures	6.49	5.52	5.93	4.37	18%	36%
All-In Sustaining Costs per ounce	$19.52	$11.84	$15.08	$11.65	65%	29%

Mining cost per tonne	$35.69	$29.52	$32.28	$34.36	21%	(6%)
Milling cost per tonne	21.25	19.19	20.11	16.41	11%	23%
Indirect cost per tonne	36.55	26.62	31.06	25.08	37%	24%
Total production cost per tonne	$93.49	$75.33	$83.45	$75.85	24%	10%

During the second quarter, La Guitarra produced a total of 229,276 silver equivalent ounces, consisting of 138,345 silver ounces and 1,254 gold ounces. Compared to the previous quarter, total production decreased by 27% due to a 19% decrease in tonnes milled and a 10% decrease in average silver grades.

Due to delays in mine development activities, throughput at the La Guitarra mine decreased 19% compared to the previous quarter. In May, a new milling strategy was implemented in an attempt to achieve economies of scale and reduce processing costs by utilizing the processing plant’s full capacity. The processing plant operated consecutively for 20 days at 500 tpd followed by 10 days of idle time in order to build up stockpiles.

Silver grades and recoveries averaged 188 g/t and 77%, respectively, during the quarter. In addition, gold grades and recoveries averaged 1.8 g/t and 74%, respectively.

Cash cost in this quarter was $12.66 per ounce, a 99% increase compared to $6.36 per ounce in the previous quarter. The increase in cash cost from the previous quarter was primarily attributed to a 27% decrease in silver ounces produced, an

First Majestic Silver Corp. 2017 Second Quarter Report	Page 21

increase in ore development activities to compensate for lower production from stopes, as well as a stronger Mexican peso which appreciated 11% against the U.S. dollar compared to the previous quarter.

A total of 2,093 metres of underground development was completed during the quarter compared to 2,279 metres in the previous quarter. The Company continued with the development of a 2.4 kilometre underground haulage drift to connect the El Coloso and La Guitarra mines. Mine ore from Coloso is currently being transported approximately 9 kilometres above ground via trucks to the La Guitarra processing plant. The new drift is expected to be completed in the second quarter of 2018 and will reduce haulage transportation costs by eliminating the need of above ground trucks. In addition, the Company plans to use the new drift for future exploration activities.

During the quarter, four drill rigs were active at the La Guitarra property and 3,092 metres of diamond drilling were completed compared to 7,416 metres during the previous quarter. The drilling program is currently focused on in-fill drilling at the Jessica and Joya Larga veins in order to confirm high grade resources both laterally and at depth to assist underground mining activities and further delineate Reserves and Resources, while the expansionary drilling program is focused on the Nazareno and Soledad veins.

In 2014, the Company entered into two agreements to acquire 757 hectares of adjacent mineral rights at La Guitarra. The total purchase price amounted to $5.4 million, of which $5.2 million was to be settled in common shares of First Majestic and $0.2 million in cash. As at June 30, 2017, the Company has paid the $0.2 million and has issued $4.2 million in common shares. The remaining balance of $1.0 million in common shares will be issued in two equal annual payments in September 2017 and 2018, respectively, based on the Company’s five day volume weighted average market price at the time of the payments.

First Majestic Silver Corp. 2017 Second Quarter Report	Page 22

DEVELOPMENT AND EXPLORATION PROJECTS AND PROPERTIES

Plomosas Silver Project, Sinaloa, Mexico

The Plomosas Silver Project consists of 13 mining concessions covering 6,896 hectares, which includes the adjacent Rosario and San Juan historic mines located in Sinaloa State, México.

The two key areas of interest within the property’s boundaries are the historic operations of the Rosario and San Juan mines. Extensive facilities and infrastructure are in place on the property, including a fully functional mining camp facility for 120 persons, a 20 year surface rights agreement in good standing, a 30 year water use permit, a 60 kilometre 33 kilovolt power line, an infirmary, offices, shops and warehouses, and an assay lab. Extensive historical underground development at the Rosario and San Juan mines will allow for easy access to mineralized zones and to accelerate exploration and development in the future.

The Company is preparing the underground infrastructure, including dewatering and ventilation, in order to access and equip the three underground drilling stations. During the second quarter of 2017, one underground drill rig was active on site and the Company completed 2,675 metres of diamond drilling at the Plomosas Silver Project, compared to 2,457 metres in the previous quarter. The Company also advanced an additional 173 metres of the planned 520 metres of crosscuts for underground drill stations for a total of 360 metres to-date. The first set of drilling permits were received in June and surface exploration drilling will start in the third quarter. Drilling and development programs are designed to provide geological and analytical data in order to prepare a Technical Report with resource estimates and a Preliminary Economic Assessment in late 2018.

La Luz Silver Project, San Luis Potosi, México

The La Luz Silver Project is located 25 kilometres west of the town of Matehuala in San Luis Potosi State, México, near the village of Real de Catorce. The Company owns 100% of the La Luz project and all of the associated mining claims of what was historically known as the Santa Ana Mine and consists of 36 mining concessions covering 4,977 hectares, with estimated historical production of 230 million ounces of silver between 1773 and 1990. In July 2013, the Company completed the acquisition of an additional 21 hectares of surface rights covering 29 adjacent properties for $1.0 million. The total surface rights on different properties at La Luz amount to 26 hectares.

To date, the Company has completed a Baseline Study and the Geo-hydrologic Study. However, there has been opposition to mining in the La Luz area from certain indigenous people (Huicholes) and non-government organizations (“NGOs”). An injunction was placed by the Company to defend against the indigenous people’s attempts to obtain a constitutional decree to declare certain areas in San Luis Potosi as natural protected areas, including areas within which the La Luz mine has been duly granted mining concessions. The Company is currently addressing these constitutional legal matters in the Mexican courts. Three different legal orders to obtain approvals to present its final permit applications were submitted and one positive resolution was obtained, while the other orders remain in front of the court. There is currently no estimate of when a final resolution can be expected. The Company is ready to submit the Environmental Impact Statement, the Risk Study and the Change of Use of Land Studies to government authorities once the courts resolve the outstanding constitutional matters. The Company is unable at this time to estimate when these legal constitutional matters will be resolved.

La Joya Silver Project, Durango, México

The Company owns 100% of the La Joya Silver Project which is located 75 kilometres southeast of the city of Durango, Mexico and consists of 15 mining concessions covering 4,646 hectares. A Preliminary Economic Assessment for La Joya was previously published by SilverCrest Mines Inc. with an effective date of October 21, 2013, and was amended March 4, 2014.

Jalisco Group of Properties, Jalisco, México

The Company owns 100% of a group of mining claims totalling 5,245 hectares located in various mining districts located in Jalisco State, México.

Jimenez del Teul Properties, Zacatecas, Mexico

In the fourth quarter of 2016 and first quarter of 2017, the Company acquired 100% of the Jimenez del Teul Properties which are located 30 kilometres south of the Del Toro Silver Mine, in the state of Zacatecas, Mexico. These properties consist of 12 mining concessions covering 12,167 hectares. Some of the prospects known as Las Minitas, El Triangulo, La Luz and Reyna Victoria host low-scale historic mining operations.

First Majestic Silver Corp. 2017 Second Quarter Report	Page 23

OVERVIEW OF FINANCIAL PERFORMANCE

For the quarters ended June 30, 2017 and 2016 (in thousands of dollars, except for per share amounts):

	Second Quarter	Second Quarter
	2017	2016	Variance %

Revenues	$60,116	$66,072	(9)%	(1)
Mine operating costs
Cost of sales	40,004	36,252	10%	(2)
Depletion, depreciation and amortization	18,707	19,879	(6)%
	58,711	56,131	5%

Mine operating earnings	1,405	9,941	(86)%	(3)

General and administrative expenses	4,477	4,471	—%
Share-based payments	2,169	1,092	99%
Foreign exchange gain	(661)	(1,068)	(38)%
Operating (loss) earnings	(4,580)	5,446	(184)%
Investment and other (loss) income	(1,100)	4,905	(122)%	(4)
Finance costs	(1,016)	(1,133)	(10)%
(Loss) earnings before income taxes	(6,696)	9,218	(173)%
Current income tax expense	1,663	924	80%
Deferred income tax (recovery) expense	(9,771)	2,189	(546)%
Income tax (recovery) expense	(8,108)	3,113	(360)%	(5)
Net earnings for the period	$1,412	$6,105	(77)%	(6)

Earnings per share (basic and diluted)	$0.01	$0.04	(78)%	(6)

1.	Revenues in the quarter decreased 9% compared to the same quarter of the previous year primarily attributed to:

•
a 13% decrease in silver equivalent ounces sold compared to the second quarter of 2016, primarily attributed to lost production affected by unusual efforts by unionized workers to illegally disrupt mining activities which caused minor stoppages at La Parrilla, Santa Elena and a more serious stoppage at the La Encantada mine which lasted 42 days and resulted in a 47% or 333,396 ounce reduction in production at La Encantada;

offset by:
smelting and refining costs decreased from $6.4 million ($2.31 per ounce) to $3.2 million ($1.44 per ounce). The savings were attributed to the smelting and refining agreements that were renegotiated in the second half of 2016; and

•	average realized silver price of $17.17 per ounce in the quarter, an increase of 1% compared to $17.01 per ounce in the same quarter of the prior year.

2.	Cost of sales in the quarter increased by 10% compared to the same quarter of the previous year as a result of the following factors:

•
increase in energy costs of approximately $0.9 million or 9%, primarily attributed to reduction of energy subsidies in Mexico as part of the government's oil and gas deregulation policies that came into effect in the first quarter of 2017. Since the beginning of the year, diesel and electricity costs have increased by approximately 20% to 30%;

•
a $1.1 million or 11%, increase in labour costs compared to the second quarter of 2016, primarily due to cost of living adjustments for workers in light of inflationary pressures in Mexico, as well as a $0.2 million severance payment incurred as part of the resolution of the La Encantada strike;

First Majestic Silver Corp. 2017 Second Quarter Report	Page 24

Partially offset by:

•
weakening of the Mexican pesos against the U.S. dollar, as a significant portion of the Company’s operating costs are incurred in Mexican pesos, which weakened by 3% against the U.S. dollar compared to the second quarter of 2016.

3.
Mine operating earnings during the quarter decreased 86% or $8.5 million from the second quarter of 2016, primarily due to a $3.4 million decrease in revenue and a $3.8 million increase in cost of sales.

4.
Investment and other (loss) income was $6.0 million lower compared to the same quarter of 2016, primarily due to volatility in the market value of the Company's investments in marketable securities, which resulted in an unrealized loss of $2.0 million in the current quarter compared to an unrealized gain of $4.6 million in the same quarter of the prior year.

5.
During the quarter, the Company recorded an income tax recovery of $8.1 million compared to an income tax expense of $3.1 million in the second quarter of 2016. The $11.2 million reduction in income tax expense was attributed to a $15.9 million decrease in earnings before income taxes, as well as the impact of foreign exchange on deferred tax liabilities.

6.	As a result of the foregoing, net earnings for the quarter was $1.4 million (EPS of $0.01) compared to $6.1 million (EPS of $0.04) in the same quarter of the prior year.

First Majestic Silver Corp. 2017 Second Quarter Report	Page 25

For the year to date period ended June 30, 2017 and 2016 (in thousands of dollars, except for per share amounts):

	Year to date	Year to date
	2017	2016	Variance %

Revenues	$129,222	$132,581	(3)%	(1)
Mine operating costs
Cost of sales	79,666	73,514	8%	(2)
Depletion, depreciation and amortization	38,155	39,757	(4)%
	117,821	113,271

Mine operating earnings	11,401	19,310	(41)%	(3)

General and administrative	9,020	8,346	8%
Share-based payments	4,460	2,239	99%
Foreign exchange gain	(1,075)	(2,812)	(62)%
Operating (loss) earnings	(1,004)	11,537	(109)%
Investment and other (loss) income	(924)	4,861	(119)%	(4)
Finance costs	(2,186)	(5,828)	(62)%	(5)
(Loss) earnings before income taxes	(4,114)	10,570	(139)%
Current income tax expense	2,445	1,872	31%
Deferred income tax (recovery) expense	(10,691)	10,026	(207)%
Income tax (recovery) expense	(8,246)	11,898	(169)%	(6)
Net earnings (loss) for the period	$4,132	($1,328)	411%	(7)

Earnings (loss) per share (basic and diluted)	$0.03	($0.01)	397%	(7)

Cash and cash equivalents	$126,899	$129,049
Total assets	$835,624	$857,175
Non-current liabilities	$159,729	$155,780

1.	Revenues in the six months ended June 30, 2017 decreased 3% compared to the previous year due to the following significant contributors:

•
Silver equivalent ounces sold decreased by 14% compared to the previous year, primarily attributed to a 16% decrease in production as a result of lower production from Santa Elena, La Parrilla and La Encantada mines;

Partially offset by:

•	Average realized silver price increased by 9% from $15.99 per ounce in the six months ended June 30, 2016 to $17.37 per ounce in the current year; and

•
Smelting and refining costs decreased from $12.9 million ($2.23 per ounce) to $7.0 million ($1.44 per ounce) as a result of savings attributed to the new smelting and refining agreements effective July 1, 2016.

2.	Cost of sales in the year increased 8% compared to 2016 as a result of the following factors:

•
increase in energy costs of approximately $2.0 million, or 15%, primarily attributed to reduction of energy subsidies in Mexico as part of the government's oil and gas deregulation policies that came into effect in the first quarter of 2017. Since the beginning of the year, diesel and electricity costs have increased by approximately 20% to 30%;

•
a $2.1 million or 7% increase in labour costs compared to the same period of 2016, primarily due to certain discretionary and productivity bonuses paid during the year, $0.2 million severance payment incurred as part of the resolution of the La Encantada strike, as well as cost of living adjustments for workers in light of inflationary pressures in Mexico;

Partially offset by:

First Majestic Silver Corp. 2017 Second Quarter Report	Page 26

•
weakening of the Mexican pesos against the U.S. dollar, as a significant portion of the Company’s operating costs are incurred in Mexican pesos, which weakened by 9% against the U.S. dollar compared to the same period of 2016.

3.
As a result of the foregoing, mine operating earnings during the six months ended June 30, 2017 decreased $7.9 million from 2016 due to the combination of a $6.2 million increase in cost of sales and a $3.4 million decrease in revenue.

4.	The Company’s investment and other income or loss was $5.8 million lower compared to 2016, primarily due to the following:

•	$2.2 million loss on investment in marketable securities, compared to $5.6 million gain in the previous year; and

•	$0.6 million in gain from investment in derivatives;
Offset by:

•
$1.3 million loss on fair value adjustment of prepayment facilities recognized in the previous year, which contains commodity price swaps and call options on a portion of the Company’s lead and zinc production, prior to early settlement in February 2016.

5.
Finance costs decreased $3.6 million during the six months ended June 30, 2017 compared to same period of 2016, primarily due to a $3.5 million loss related to prepayment of interest expenses embedded in the early settlement of BAML prepayment facilities in February 2016, which resulted in accelerated interest and accretion expense plus call option payments. The debt restructuring improved the Company’s working capital by approximately $32.0 million at the time of the transaction.

6.
During the six months ended June 30, 2017, the Company recorded an income tax recovery of $8.2 million compared to an income tax expense of $11.9 million in the same period of 2016. The decrease in income tax expense was attributed to:

•
In November 2015, the Mexican Tax Authorities introduced a provision which enable companies to settle a portion of its tax deconsolidation liability against past loss carryforwards at a discounted rate of 15% as compared to the Mexican corporate tax rate of 30%. In March 2016, the Company elected to apply this new provision to reduce its deconsolidation tax liability by $14.7 million. As the Company was previously carrying these tax loss carryforwards as a deferred tax asset valued at $21.4 million, this effectively resulted in a one-time net $6.7 million deferred tax expense related to the value of tax loss carryforwards being written off during the first quarter of 2016;

•a $14.7 million decrease in earnings before income taxes; and
•the impact of foreign exchange on deferred tax liabilities.

7.
As a result of the foregoing, net earnings for the six months ended June 30, 2017 was $4.1 million (EPS of $0.03), compared to a loss of $1.3 million (Loss per share of $0.01) in the same period of the prior year.

First Majestic Silver Corp. 2017 Second Quarter Report	Page 27

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2017		2016				2015
Selected Financial Information	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$60,116	$69,106	$66,170	$79,326	$66,072	$66,509	$66,012	$44,673
Cost of sales	$40,004	$39,662	$37,346	$38,421	$36,252	$37,262	$39,479	$30,545
Depletion, depreciation and amortization	$18,707	$19,448	$18,881	$20,955	$19,879	$19,878	$22,651	$17,716
Mine operating earnings (loss)	$1,405	$9,996	$9,943	$19,950	$9,941	$9,369	$3,882	($3,588)
Net earnings (loss) after tax	$1,412	$2,720	$1,814	$8,115	$6,105	($7,433)	($102,961)	($1,780)
Earnings (loss) per share (basic)	$0.01	$0.02	$0.01	$0.05	$0.04	($0.05)	($0.66)	($0.01)
Earnings (loss) per share (diluted)	$0.01	$0.02	$0.01	$0.05	$0.04	($0.05)	($0.66)	($0.01)

During the second quarter of 2017, mine operating earnings decreased to $1.4 million compared to $10.0 million in the previous quarter. The decrease was primarily attributed to $9.0 million decrease in revenue as a result of lost production from the 42 day mine stoppage at La Encantada and a 2% decrease in average realized silver price. Net gain after tax for the quarter was $1.4 million, a decrease of $1.3 million compared to the previous quarter primarily due to an $8.6 million decrease in mine operating earnings, offset by an $8.0 million decrease of income tax expense due to decrease in earnings before income taxes and the impact of foreign exchange on deferred tax liabilities.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at June 30, 2017, the Company's treasury included cash and cash equivalents of $126.9 million compared to $129.0 million at December 31, 2016. Cash and cash equivalents is primarily comprised of cash held with reputable financial institutions and is invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations. As at June 30, 2017, total available liquidity was $139.7 million (see page 38), including $8.8 million of undrawn revolving credit facility.

Cash and cash equivalents decreased by $2.2 million during the year. The Company’s cash flows from operating, investing and financing activities during the year are summarized as follows:

•	Cash used in investing activities of $34.6 million, primarily related to:

•	$23.6 million spent on mine development and exploration activities; and

•	$10.7 million spent on purchase of property, plant and equipment.

•	Cash used in financing activities of $5.3 million, including:
•$6.4 million on repayment of debt facilities;
•$3.7 million on repayment of equipment financing obligations; and
•$1.4 million on financing costs;
net of:
•$3.2 million proceeds from exercise of stock options; and
•$3.0 million proceeds from equipment financing obligations.
offset by:

•	Cash provided from operating activities of $35.5 million.

Working capital as at June 30, 2017 was $130.9 million compared to $130.6 million at December 31, 2016.

First Majestic Silver Corp. 2017 Second Quarter Report	Page 28

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at June 30, 2017 and December 31, 2016, the Company was fully in compliance with these covenants.

Contractual Obligations and Commitments

As at June 30, 2017, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual	Less than	1 to 3	4 to 5	After 5
	Cash Flows	1 year	years	years	years
Trade and other payables	$24,631	$24,631	$—	$—	$—
Debt facilities	47,215	14,968	31,754	493	—
Equipment financing obligations	8,031	4,714	2,807	510	—
Other liabilities	1,987	—	1,987	—	—
Purchase obligations and commitments	4,761	3,611	1,150	—	—
	$86,625	$47,924	$37,698	$1,003	$—

Management is of the view that the above contractual obligations and commitments will be sufficiently funded by current working capital, future operating cash flows, and available debt facilities as at the date of this MD&A.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables (Note 11).

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. Silver-lead concentrates and related base metal by-products are sold primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations.

First Majestic Silver Corp. 2017 Second Quarter Report	Page 29

Based on the Company's current operating plan, the Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If commodity prices in the metal markets were to decrease significantly, or the Company was to deviate significantly from its operating plan, the Company may need further injection of capital to address its cash flow requirements.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	June 30, 2017
	Cash and cash equivalents	Trade and other receivables	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$43,015	$52	$9,048	($1,188)	$—	$50,927	$5,093
Mexican peso	2,535	10,442	—	(11,659)	—	1,318	132
	$45,550	$10,494	$9,048	($12,847)	$—	$52,245	$5,225

	December 31, 2016
	Cash and cash equivalents	Trade and other receivables	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$44,239	$391	$11,255	($1,558)	$—	$54,327	$5,433
Mexican peso	7,877	9,729	—	(10,916)	14,000	20,690	2,069
	$52,116	$10,120	$11,255	($12,474)	$14,000	$75,017	$7,502

Commodity Price Risk

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

				June 30, 2017
	Effect of +/- 10% change in metal prices
	Silver	Gold	Lead	Zinc	Total
Metals subject to provisional price adjustments	$356	$39	$227	$32	$654
Metals in doré and concentrates inventory	36	38	21	4	99
	$392	$77	$248	$36	$753

				December 31, 2016
	Effect of +/- 10% change in metal prices
	Silver	Gold	Lead	Zinc	Total
Metals subject to provisional price adjustments	$468	$94	$223	$37	$822
Metals in doré and concentrates inventory	196	160	7	4	367
	$664	$254	$230	$41	$1,189

First Majestic Silver Corp. 2017 Second Quarter Report	Page 30

Political and Country Risk

First Majestic currently conducts foreign operations primarily in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export tariffs and regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $61.2 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the defendant and limiting mining at the Bolaños Mine. The orders also require that the defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. However, there can be no guarantee that the remainder of the judgment amount will be collected and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at June 30, 2017, the Company has not accrued any of the remaining $61.2 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

First Majestic Silver Corp. 2017 Second Quarter Report	Page 31

OTHER FINANCIAL INFORMATION

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces. No shares were repurchased during the six months ended June 30, 2017 and year ended December 31, 2016.

Off-Balance Sheet Arrangements

At June 30, 2017, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

There were no other significant transactions with related parties outside of the ordinary course of business during the six months ended June 30, 2017.

Outstanding Share Data

As at the date on which this MD&A was approved and authorized for issue by the Board of Directors, the Company has 165,544,398 common shares issued and outstanding.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates. There were no changes in critical accounting judgments and estimates that were significantly different from those disclosed in the Company’s annual MD&A as at and for the year ended December 31, 2016.

Future Changes in Accounting Policies Not Yet Effective as at June 30, 2017

Revenue Recognition

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is currently mandatory for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of applying this standard, primarily reviewing its doré and concentrate sales agreements. The Company does not anticipate any changes in the gross amounts of revenue but the timing of revenue recognized may differ under the new standard if the timing of transfer of control to customers is deferred and/or if there are additional performance obligations which are currently not recognized separately, such as shipping and insurance services arranged by the Company on behalf of its customers.

First Majestic Silver Corp. 2017 Second Quarter Report	Page 32

Financial instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact of applying this standard. The expected impact of applying this standard includes the potential designation of equity securities as financial assets at fair value through other comprehensive income, resulting in changes in fair value recognized in other comprehensive income. The new expected credit loss impairment model and reformed approach to hedge accounting is not expected to have a significant impact on the Company's consolidated financial statements.

Finance leases

In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases ("IFRS 16") which supersedes IAS 17 – Leases. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted, if IFRS 16 – Revenue from Contracts with Customers, has also been applied. Upon the adoption of IFRS 16, the Company anticipates to record a material balance of lease assets and associated lease liabilities related to leases with a term of 12 months or more previously classified as operating leases on the Consolidated Balance Sheet at January 1, 2019. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest on lease liabilities will be recorded under IFRS 16 compared to the current standard. Additionally, a corresponding reduction in production costs is expected. Lastly, the Company expects a positive impact on operating cash flows with a corresponding increase in financing cash outflows under IFRS 16. The Company has not quantified these impacts at this time.

First Majestic Silver Corp. 2017 Second Quarter Report	Page 33

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per ounce”, “Production cost per tonne”, “All-in sustaining costs per ounce”, “Average realized silver price”, “Adjusted earnings per share”, “Cash flow per share” and "Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per Ounce, All-In Sustaining Cost per Ounce and Production Cost per Tonne

Cash costs per ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

All-in sustaining cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures. AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, share-based payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The following tables provide a detailed reconciliation of these measures to cost of sales, as reported in notes to our consolidated financial statements.

First Majestic Silver Corp. 2017 Second Quarter Report	Page 34

(expressed in thousands of U.S. dollars,	Three Months Ended June 30, 2017
except ounce and per ounce amounts)	Santa Elena	La Encantada(1)	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$12,655	$4,981	$5,918	$4,678	$4,653	$2,762	$35,647
Add: transportation and other selling cost	121	23	151	233	92	126	795
Add: smelting and refining cost	137	81	963	1,742	89	207	3,220
Add: environmental duty and royalties cost	110	13	37	27	45	16	249
Total cash cost before by-product credits (B)	$13,023	$5,098	$7,069	$6,680	$4,879	$3,111	$39,911
Deduct: By-product credits attributed to
Gold by-product credits	(11,426)	(23)	(228)	—	(2,567)	(1,449)	(15,693)
Lead by-product credits	—	—	(1,502)	(5,297)	—	—	(6,799)
Zinc by-product credits	—	—	(819)	—	—	—	(819)
Total by-product credits	($11,426)	($23)	($2,549)	($5,297)	($2,567)	($1,449)	($23,311)
Total cash cost (C)	$1,597	$5,075	$4,520	$1,383	$2,312	$1,662	$16,600
Workers’ participation	216	220	274	87	202	27	1,026
General and administrative expenses	—	—	—	—	—	—	4,228
Share-based payments	—	—	—	—	—	—	2,169
Accretion of decommissioning liabilities	44	59	43	40	30	21	237
Sustaining capital expenditures	1,843	1,347	2,100	1,238	662	853	8,415
All-In Sustaining Costs (D)	$3,700	$6,701	$6,937	$2,748	$3,206	$2,563	$32,675
Payable silver ounces produced (E)	557,077	373,402	405,221	346,536	425,219	131,428	2,238,882
Tonnes milled (F)	232,451	148,039	132,880	81,843	67,073	29,547	691,833

Total cash cost per ounce, before by-product credits (B/E)	$12.90	$13.61	$14.11	$11.90	$8.50	$17.32	$15.82
Total cash cost per ounce (C/E)	$2.86	$13.59	$11.15	$3.99	$5.43	$12.66	$7.41
All-in sustaining cost per ounce (D/E)	$6.64	$17.95	$17.12	$7.93	$7.53	$19.52	$14.58
Production cost per tonne (A/F)	$54.44	$33.65	$44.54	$57.16	$69.37	$93.49	$51.53

Gold by-product credits per ounce	($10.04)	($0.02)	($0.26)	$—	($3.07)	($4.66)	($3.21)
Lead by-product credits per ounce	—	—	(1.75)	(7.91)	—	—	(1.39)
Zinc by-product credits per ounce	—	—	(0.95)	—	—	—	(0.17)
Total by-product credits per ounce	($10.04)	($0.02)	($2.96)	($7.91)	($3.07)	($4.66)	($4.76)
(1) Cash cost per ounce in the second quarter excludes $1.4 million in standby costs incurred at the unit during the 42 day mine stoppage at La Encantada.

(expressed in thousands of U.S. dollars,	Three Months Ended June 30, 2016
except ounce and per ounce amounts)	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$10,788	$7,345	$5,867	$4,275	$4,590	$3,037	$35,902
Add: transportation and other selling cost	102	168	320	292	119	111	1,112
Add: smelting and refining cost	142	183	2,637	2,572	95	751	6,379
Add: environmental duty and royalties cost	124	22	85	36	40	35	342
Total cash cost before by-product credits (B)	$11,156	$7,718	$8,909	$7,175	$4,844	$3,934	$43,735
Deduct: By-product credits attributed to
Gold by-product credits	(12,886)	(26)	(162)	—	(1,284)	(2,776)	(17,134)
Lead by-product credits	—	—	(1,912)	(4,186)	—	—	(6,098)
Zinc by-product credits	—	—	(2,771)	—	—	—	(2,771)
Total by-product credits	($12,886)	($26)	($4,845)	($4,186)	($1,284)	($2,776)	($26,003)
Total cash cost (C)	($1,730)	$7,692	$4,064	$2,989	$3,560	$1,158	$17,732
Workers’ participation	—	105	201	52	12	23	394
General and administrative expenses	—	—	—	—	—	—	4,306
Share-based payments	—	—	—	—	—	—	1,092
Accretion of decommissioning liabilities	36	52	33	38	35	21	215
Sustaining capital expenditures	2,791	735	925	727	583	819	6,579
All-In Sustaining Costs (D)	$1,097	$8,584	$5,223	$3,806	$4,190	$2,021	$30,318
Payable silver ounces produced (E)	604,707	619,832	553,123	378,405	411,274	195,361	2,762,703
Tonnes milled (F)	245,753	209,039	157,871	80,739	69,863	34,917	798,182

Total cash cost per ounce, before by-product credits (B/E)	$18.45	$12.45	$16.09	$18.96	$11.79	$20.14	$15.82
Total cash cost per ounce (C/E)	($2.86)	$12.41	$7.33	$7.90	$8.67	$5.93	$6.41
All-in sustaining cost per ounce (D/E)	$1.81	$13.85	$9.43	$10.05	$10.20	$10.34	$10.97
Production cost per tonne (A/F)	$43.89	$35.13	$37.12	$52.95	$65.75	$87.01	$44.97

Gold by-product credits per ounce	($21.31)	($0.04)	($0.29)	$—	($3.12)	($14.21)	($6.20)
Lead by-product credits per ounce	—	—	(3.46)	(11.06)	—	—	(2.21)
Zinc by-product credits per ounce	—	—	(5.01)	—	—	—	(1.00)
Total by-product credits per ounce	($21.31)	($0.04)	($8.76)	($11.06)	($3.12)	($14.21)	($9.41)

First Majestic Silver Corp. 2017 Second Quarter Report	Page 35

(expressed in thousands of U.S. dollars,	Six Months Ended June 30, 2017
except ounce and per ounce amounts)	Santa Elena	La Encantada(1)	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$24,821	$12,422	$11,995	$8,758	$8,916	$5,513	$72,425
Add: transportation and other selling cost	235	47	289	468	183	288	1,595
Add: smelting and refining cost	295	249	2,164	3,578	171	506	6,973
Add: environmental duty and royalties cost	233	37	81	59	95	45	551
Total cash cost before by-product credits (B)	$25,584	$12,755	$14,529	$12,863	$9,365	$6,352	$81,544
Deduct: By-product credits attributed to
Gold by-product credits	(23,095)	(51)	(435)	—	(4,423)	(3,547)	(31,551)
Lead by-product credits	—	—	(3,298)	(10,627)	—	—	(13,925)
Zinc by-product credits	—	—	(1,742)	—	—	—	(1,742)
Total by-product credits	($23,095)	($51)	($5,475)	($10,627)	($4,423)	($3,547)	($47,218)
Total cash cost (C)	$2,489	$12,704	$9,054	$2,236	$4,942	$2,805	$34,326
Workers’ participation	$216	$304	$301	$422	$304	$—	$1,547
General and administrative expenses	—	—	—	—	—	—	8,523
Share-based payments	—	—	—	—	—	—	4,460
Accretion of decommissioning liabilities	86	115	82	78	57	41	459
Sustaining capital expenditures	3,581	2,082	3,810	2,585	1,452	1,845	15,768
All-In Sustaining Costs (D)	$6,372	$15,205	$13,247	$5,321	$6,755	$4,691	$65,083
Payable silver ounces produced (E)	1,137,630	1,078,050	860,575	669,961	834,891	311,128	4,892,235
Tonnes milled (F)	462,501	414,549	273,472	160,951	136,636	66,061	1,514,170

Total cash cost per ounce, before by-product credits (B/E)	$22.49	$11.83	$16.88	$19.20	$11.22	$20.42	$16.67
Total cash cost per ounce (C/E)	$2.19	$11.78	$10.52	$3.34	$5.92	$9.02	$7.02
All-in sustaining cost per ounce (D/E)	$5.60	$14.10	$15.39	$7.94	$8.09	$15.08	$13.30
Production cost per tonne (A/F)	$53.68	$29.96	$43.87	$54.41	$65.25	$83.45	$47.83

Gold by-product credits per ounce	($20.30)	($0.05)	($0.51)	$—	($5.30)	($11.40)	($6.45)
Lead by-product credits per ounce	—	—	(3.83)	(15.86)	—	—	(2.85)
Zinc by-product credits per ounce	—	—	(2.02)	—	—	—	(0.36)
Total by-product credits per ounce	($20.30)	($0.05)	($6.36)	($15.86)	($5.30)	($11.40)	($9.65)
(1) Cash cost per ounce in the second quarter excludes $1.4 million in standby costs incurred at the unit during the 42 day mine stoppage at La Encantada.

(expressed in thousands of U.S. dollars,	Six Months Ended June 30, 2016
except ounce and per ounce amounts)	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Consolidated
Production cost (A)	$20,983	$13,947	$11,225	$8,905	$8,635	$5,931	$69,626
Add: transportation and other selling cost	201	336	766	562	243	210	2,318
Add: smelting and refining cost	363	443	5,930	4,444	210	1,470	12,860
Add: environmental duty and royalties cost	251	48	151	61	87	63	661
Total cash cost before by-product credits (B)	$21,798	$14,774	$18,072	$13,972	$9,175	$7,674	$85,465
Deduct: By-product credits attributed to
Gold by-product credits	(25,736)	(59)	(289)	—	(2,815)	(4,837)	(33,736)
Lead by-product credits	—	—	(4,825)	(8,176)	—	—	(13,001)
Zinc by-product credits	—	—	(6,053)	—	—	—	(6,053)
Total by-product credits	($25,736)	($59)	($11,167)	($8,176)	($2,815)	($4,837)	($52,790)
Total cash cost (C)	($3,938)	$14,715	$6,905	$5,796	$6,360	$2,837	$32,675
Workers’ participation	—	147	201	52	102	23	526
General and administrative expenses	—	—	—	—	—	—	7,991
Share-based payments	—	—	—	—	—	—	2,239
Accretion of decommissioning liabilities	72	104	66	76	70	42	430
Sustaining capital expenditures	6,068	1,337	1,776	1,055	1,266	1,739	13,312
All-In Sustaining Costs (D)	$2,202	$16,303	$8,948	$6,979	$7,798	$4,641	$57,173
Payable silver ounces produced (E)	1,265,006	1,447,296	1,081,046	673,348	891,207	398,347	5,756,249
Tonnes milled (F)	488,292	398,179	309,787	167,608	145,726	78,182	1,587,774

Total cash cost per ounce, before by-product credits (B/E)	$17.23	$10.21	$16.71	$20.75	$10.30	$19.26	$14.85
Total cash cost per ounce (C/E)	($3.11)	$10.17	$6.38	$8.61	$7.14	$7.12	$5.68
All-in sustaining cost per ounce (D/E)	$1.74	$11.26	$8.27	$10.36	$8.75	$11.65	$9.93
Production cost per tonne (A/F)	$42.97	$35.03	$36.22	$53.13	$59.28	$75.85	$43.85

Gold by-product credits per ounce	($20.34)	($0.04)	($0.27)	$—	($3.16)	($12.14)	($5.86)
Lead by-product credits per ounce	—	—	(4.47)	(12.14)	—	—	(2.26)
Zinc by-product credits per ounce	—	—	(5.60)	—	—	—	(1.05)
Total by-product credits per ounce	($20.34)	($0.04)	($10.33)	($12.14)	($3.16)	($12.14)	($9.17)

First Majestic Silver Corp. 2017 Second Quarter Report	Page 36

Average Realized Silver Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Revenues as reported	$60,116	$66,072	$129,222	$132,581
Add back: smelting and refining charges	3,220	6,379	6,973	12,859
Gross revenues	63,336	72,451	136,195	145,440
Less: Sandstorm gold revenues	(904)	(922)	(1,869)	(2,090)
Gross revenues, excluding Sandstorm (A)	$62,432	$71,529	$134,326	$143,350

Payable equivalent silver ounces sold	3,818,897	4,394,761	8,102,841	9,417,162
Less: Payable equivalent silver ounces sold to Sandstorm	(182,721)	(188,833)	(370,075)	(449,621)
Payable equivalent silver ounces sold, excluding Sandstorm (B)	3,636,176	4,205,928	7,732,766	8,967,541

Average realized price per ounce of silver sold (A/B)(1)	$17.17	$17.01	$17.37	$15.99
Average market price per ounce of silver per COMEX	$17.19	$16.83	$17.32	$15.85

(1)
Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one month after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales.

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

The following table provides a detailed reconciliation of net earnings as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS.

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Net earnings (loss) as reported	$1,412	$6,105	$4,132	($1,328)
Adjustments for non-cash or unusual items:
Deferred income tax (recovery) expense	(9,771)	2,189	(10,691)	10,026
Share-based payments	2,169	1,092	4,460	2,239
Loss (gain) from investment in derivatives and marketable securities	2,021	(4,578)	2,160	(5,595)
Write-down (recovery) of mineral inventory	546	(63)	21	(808)
Loss from fair value adjustment of prepayment facilities	—	—	—	1,255
Loss on early settlement of prepayment facilities	—	—	—	3,506
Adjusted net (loss) earnings	($3,623)	$4,745	$82	$9,295
Weighted average number of shares on issue - basic	165,117,436	159,503,990	164,967,617	157,598,211
Adjusted EPS	($0.02)	$0.03	$—	$0.06

First Majestic Silver Corp. 2017 Second Quarter Report	Page 37

Cash Flow per Share

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Operating Cash Flows before Working Capital and Taxes	$17,977	$23,501	$44,595	$48,473
Weighted average number of shares on issue - basic	165,117,436	159,503,990	164,967,617	157,598,211
Cash Flow per Share	$0.11	$0.15	$0.27	$0.31

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company's working capital and undrawn revolving credit facility.

	June 30, 2017	December 31, 2016
Current Assets	$173,640	$180,199
Less: Current Liabilities	(42,743)	(49,572)
Working Capital	$130,897	$130,627
Available Undrawn Revolving Credit Facility	8,782	8,782
Available Liquidity	$139,679	$139,409

ADDITIONAL GAAP MEASURES

The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

Mine Operating Earnings
Mine operating earnings represents the difference between revenue less mine operating costs. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

Operating Cash Flows before Working Capital and Taxes
Operating cash flows before working capital and taxes represents cash flows generated from operations before changes in working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt.

The terms described above do not have a standardized meaning prescribed by IFRS, therefore the Company’s definitions may not be comparable to similar measures presented by other companies.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of June 30, 2017, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company

First Majestic Silver Corp. 2017 Second Quarter Report	Page 38

in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•	maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;

•	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There has been no change in the Company's internal control over financial reporting during the six months ended June 30, 2017 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating

First Majestic Silver Corp. 2017 Second Quarter Report	Page 39

costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change other than as required by securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Cautionary Note regarding Reserves and Resources

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services and Jesus Velador, Ph.D., Director of Exploration, are certified QPs for the Company. Ramon Mendoza has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2016, is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

First Majestic Silver Corp. 2017 Second Quarter Report	Page 40